SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 20, 2004

COMPASS BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-6032	63-0593897
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 South 20th Street, Birmingham, Alabama	35233
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (205) 297-3000

N/A

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(c) Exhibits:

99.1   Compass Bancshares, Inc. Press Release dated January 20, 2004

Item 12. Results of Operations and Financial Condition

On January 20, 2004, Compass Bancshares, Inc. issued a press release announcing its financial results for the twelve-month period ended December 31, 2003. This press release, dated January 20, 2004, is attached as Exhibit 99.1 and is being furnished under Item 12 of this Form 8-K.

Exhibit Index

Exhibit No.	Description of Document
99.1	Press Release, dated January 20, 2004, issued by Compass Bancshares, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Dated: January 20, 2004

                                                COMPASS BANCSHARES, INC.

                                    By: /s/ Kirk P. Pressley
                                           Kirk P. Pressley
                                           Chief Accounting Officer